Exhibit 99.2

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2021	2021
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,356,408	$7,603
Accounts receivable, net	3,320,973	11,142,558
Other receivables	4,396	-
Inventories	32,866	229,392
Prepayments, net	105,111	2,051,547
Current assets of discontinued operations	3,372,398	19,090,614
Total current assets	14,192,152	32,521,714

OTHER ASSETS
Plant and equipment, net	7,000,414	4,395
Deferred tax assets	2,368,299	2,331,145
Other assets of discontinued operations	5,692,287	6,018,574
Total other assets	15,061,000	8,354,114

Total assets	$29,253,152	$40,875,828

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$794,537	$782,073
Convertible debenture	1,300,000	1,300,000
Accounts payable	10,587,998	9,966,193
Customer deposits	4,698,200	4,309,819
Customer deposits - related party	6,053	5,958
Other payables and accrued liabilities	113,423	242,410
Other payables - related parties	1,584,626	3,229,948
Taxes payable	1,131,566	1,034,421
Current liabilities of discontinued operations	20,612,479	17,826,470
Total current liabilities	40,828,882	38,697,292

OTHER LIABILITIES
Other liabilities of discontinued operations	3,482,271	3,798,524

Total liabilities	44,311,153	42,495,816

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 150,000,000 shares authorized, 58,492,054 and 40,716,642 shares issued and outstanding as of December 31, 2021 and June 30, 2021, respectively	584,921	407,167
Additional paid-in capital	47,121,594	32,175,798
Deferred share compensation	-	(21,140)
Statutory reserves	1,670,367	1,670,367
Accumulated deficit	(62,325,124)	(38,574,620)
Accumulated other comprehensive income	749,355	1,120,774
Total China Xiangtai Food Co., Ltd. shareholders' equity	(12,198,887)	(3,221,654)

NONCONTROLLING INTERESTS	(2,859,114)	1,601,666

Total equity	(15,058,001)	(1,619,988)

Total liabilities and shareholders' equity	$29,253,152	$40,875,828

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	For the Six Months Ended December 31,
	2021	2020
REVENUES
Feed raw material	$14,789,450	62,389,533
Total revenues	14,789,450	62,389,533

COST OF REVENUES
Feed raw material	14,332,701	59,387,919
Total cost of revenues	14,332,701	59,387,919

GROSS PROFIT	456,749	3,001,614

OPERATING EXPENSES:
Selling	3,505	218,187
General and administrative	1,804,382	1,605,462
Provision for doubtful accounts	9,206,673	1,747,818
Stock compensation expense	21,140	212,198
Total operating expenses	11,035,700	3,783,665

LOSS FROM OPERATIONS	(10,578,951)	(782,051)

OTHER INCOME (EXPENSE)
Interest income	209	758
Interest expense	(48,132)	(213,136)
Other finance expenses	(1,834)	(127,412)
Other expenses, net	(44)	-
Gain on debt settlements	823,749	-
Total other income (expense), net	773,948	(339,790)

LOSS BEFORE INCOME TAXES	(9,805,003)	(1,121,841)

PROVISION FOR INCOME TAXES	80,736	117,363

NET LOSS FROM CONTINUING OPERATIONS	(9,885,739)	(1,239,204)

NET LOSS FROM DISCONTINUED OPERATIONS	(18,257,353)	(8,019,813)

NET LOSS	(28,143,092)	(9,259,017)

Less: Net (loss) income attributable to non-controlling interest from continuing operations	(4,392,588)	325,422

NET LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(23,750,504)	$(9,584,439)

NET LOSS	$(28,143,092)	$(9,259,017)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(439,611)	2,013,687

TOTAL COMPREHENSIVE LOSS	(28,582,703)	(7,245,330)

Less: Comprehensive (loss) income attributable to non-controlling interests from continuing operations	(4,460,780)	423,452

COMPREHENSIVE LOSS ATTRIBUTABLE TO CHINA XIANGTAI FOOD CO., LTD.	$(24,121,923)	$(7,668,782)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	44,777,735	28,438,854
Diluted	48,430,116	28,438,854

LOSS PER SHARE - BASIC
Continuing operations	$(0.12)	$(0.04)
Discontinued operations	$(0.41)	$(0.28)

LOSS PER SHARE - DILUTED
Continuing operations	$(0.11)	$(0.04)
Discontinued operations	$(0.38)	$(0.28)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Additional	Deferred	Retained earnings (accumulated deficit)		Accumulated other
	Ordinary shares		paid-in	share	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	compensation	reserves	Unrestricted	loss	interests	Total
BALANCE, June 30, 2020	23,971,084	$239,711	$15,765,411	$(47,708)	$1,670,367	$7,034,899	$(856,218)	$3,020,374	$26,826,836
Issuance of ordinary shares for compensation	200,000	2,000	266,000	(268,000)	-	-	-	-	-
Amortization of deferred share compensation	-	-	-	181,708	-	-	-	-	181,708
Options issued to directors	-	-	30,490	-	-	-	-	-	30,490
Sales of ordinary shares	8,623,762	86,239	8,905,926	-	-	-	-	-	8,992,165
Conversion convertible debenture into ordinary shares	3,084,081	30,841	3,316,254	-	-	-	-	-	3,347,095
Net (loss) income	-	-	-	-	-	(9,584,439)	-	325,422	(9,259,017)
Statutory reserves	-	-	-	-	66,413	(66,413)	-	-	-
Foreign currency translation	-	-	-	-	-	-	1,915,657	98,030	2,013,687
BALANCE, December 31, 2020 (Unaudited)	35,878,927	$358,790	$28,284,081	$(134,000)	$1,736,780	$(2,615,953)	$1,059,439	$3,443,826	$32,132,964

BALANCE, June 30, 2021	40,716,642	$407,167	$32,175,798	$(21,140)	$1,670,367	$(38,574,620)	$1,120,774	$1,601,666	$(1,619,988)
Issuance of ordinary shares for JMC purchase	600,000	6,000	(6,000)	-	-	-	-	-	-
Amortization of deferred share compensation	-	-	-	21,140	-	-	-	-	21,140
Sales of ordinary shares	17,175,412	171,754	14,951,796	-	-	-	-	-	15,123,550
Net loss	-	-	-	-	-	(23,750,504)	-	(4,392,588)	(28,143,092)
Foreign currency translation	-	-	-	-	-	-	(371,419)	(68,192)	(439,611)
BALANCE, December 31, 2021 (Unaudited)	58,492,054	$584,921	$47,121,594	$-	$1,670,367	$(62,325,124)	$749,355	$(2,859,114)	$(15,058,001)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,143,092)	$(9,259,017)
Net loss from discontinued operations	(18,257,353)	(8,019,813)
Net loss from continuing operations	(9,885,739)	(1,239,204)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,214	3,280
Provision for doubtful accounts	9,206,673	1,747,818
Stock compensation expense	21,140	212,198
Amortization of convertible debenture issuance cost and discount	-	124,730
Gain on debt settlement	(823,749)	-
Deferred tax benefit	-	(436,955)
Change in operating assets and liabilities
Accounts receivable	74,500	(15,423,973)
Other receivables	(4,396)	29,860
Inventories	197,805	(52,418)
Prepayments	576,860	(3,141,630)
Accounts payable	457,466	3,616,455
Customer deposits	315,893	10,313,230
Other payables and accrued liabilities	(26,395)	1,544,717
Taxes payable	79,700	555,053
Net cash provided by (used in) operating activities from continuing operations	192,972	(2,146,839)
Net cash used in operating activities from discontinued operations	(121,682)	(8,916,329)
Net cash provided by (used in) operating activities	71,290	(11,063,168)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(6,999,200)	-
Net cash used in investing activities from continuing operations	(6,999,200)	-
Net cash used in investing activities from discontinued operations	(3,164)	-
Net cash used in investing activities	(7,002,364)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	25,545	80,748
Repayments of other payables - related parties, net	(970,443)	(54,849)
Proceeds from issuance of ordinary shares through public offering	15,123,552	8,992,165
Proceeds from convertible debentures, net of issuance costs	-	1,300,000
Net cash provided by financing activities from continuing operations	14,178,654	10,318,064
Net cash provided by (used in) financing activities from discontinued operations	30,044	(867,782)
Net cash provided by financing activities	14,208,698	9,450,282

EFFECT OF EXCHANGE RATE ON CASH	(14,345)	239,306

CHANGES IN CASH	7,263,279	(1,373,580)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	97,081	1,535,760

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	7,360,360	162,180

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	3,952	87,409

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$7,356,408	$74,771

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$488,360

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party upon execution of the tri-party offset agreement	$-	$1,195,585
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$3,240,920
Issuance of ordinary shares for acquisition	$-	$2,658,909
Conversion of convertible debenture into ordinary shares	$-	$857,165
Payments made by a third party for late payment penalty expense	$-	$500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1 – Nature of business and organization

Organization

China Xiangtai Food Co., Ltd. (“Xiangtai Cayman” or the “Company”) is a holding company incorporated on January 23, 2018, under the laws of the Cayman Islands. Xiangtai Cayman has no substantive operations other than holding all of the outstanding share capital of the following entities:

•	WVM (“Xiangtai BVI”) is a holding company holding all of the outstanding equity of CVS Limited, (“Xiangtai HK”). Xiangtai HK is also a holding company holding all of the outstanding equity of Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“Xiangtai WFOE”), which controls subsidiaries and variable interest entities (VIEs) based in China.
•	China Silanchi Holding Limited (“Silanchi”) is a holding company holding all of the outstanding equity of Haochuangge Limited, (“Haochuangge HK”). Haochuangge HK is also a holding company holding all of the outstanding equity of Beijing Gangyixing Technology Ltd. (“Gangyixing WFOE”), which controls Beijing Fu Tong Ge Technology Co., Ltd. (“Fu Tong Ge”), a VIE based in China. Silanchi and its subsidiaries and VIEs are currently not engaging in any active business.
•	SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”) and SonicHash LLC (SonicHash US).

Business Overview

The Company, through its VIEs contractual with Xiangtai WFOE, Chongqing Penglin Food Co., Ltd. (“CQ Penglin”) and Chongqing Ji Mao Cang Feed Co., Ltd. ("JMC"), and through its wholly-owned subsidiaries, Guang’an Yongpeng Food Co., Ltd. (“GA Yongpeng”) and Chongqing Pengmei Supermarket Co. Ltd., (“CQ Pengmei”), engages in slaughtering, processing, packing and selling various processed meat products.

The Company has been in the process of preparing for new business activities in cryptocurrency mining operations through its newly incorporated subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash LLC since December 2021. The Company made three bulk purchases of cryptocurrency mining equipment for approximately $7.0 million in December 2021, approximately $6.0 million in January 2022, and approximately $13.3 million in February 2022, respectively. As of the reporting date, the Company have made the payment in full for the purchases with an amount of approximately $16.3 million.

Historic Business Acquisition

On July 2, 2018, the Company acquired CQ Pengmei that operated two grocery stores under common control of Ms. Zeshu Dai, its CEO, and her spouse in the city of Chongqing. The operations of these two grocery stores started in November 2017. The acquisition price was at the carrying value on CQ Pengmei books and records for a total of approximately $0.9 million (RMB 5,949,052). In February 2020, the Company discontinued its grocery stores business as the Company has been operating at losses in this business. As a result, the results of operations for the Company's grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

On April 3, 2020, the Company entered into a Share Purchase Agreement ("SPA") with Xiangtai WFOE, JMC, which engages in raw feed material and formula solution wholesales business, and the shareholders of JMC ("JMC Shareholders"). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC's equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company's ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders' agreement to cause JMC to enter into certain VIE agreements with Xiangtai WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC's after-tax net income. (See Note 4).

On September 3, 2020, the Company entered into a share purchase agreement with Silanchi, a British Virgin Islands company, and China Gelingge Holding Limitied and China Yaxinge Holding Limited, the shareholders of Silanchi, who collectively hold 100% equity interest of Silanchi and to deliver a total consideration of US$100 in exchange for acquiring 98% equity interest of Silanchi. Silanchi was established on December 12, 2019 and is currently not engaging in any active business.

New Business

On December 14, 2021, the Company formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. The Company holds 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management. By the reporting day, the Company has made $26,276,240 worth purchase of cryptocurrency mining equipment through SonicHash US and SonicHash Canada, and expects to generate revenue from the first quarter of 2022. The Company is in possession of 1,428 units in stock and 2,200 units to be delivered by the end of April 2022, respectively.

On December 15, 2021, SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. SonicHash Canada has paid the purchase price and the cryptocurrency mining equipment has been delivered to a facility in Alberta, Canada.

On January 6, 2022, SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, excluding tax. SonicHash US has paid the purchase price and the cryptocurrency mining equipment will be delivered to U.S in batches.

On February 14, 2022, SonicHash US purchased 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price and the cryptocurrency mining equipment are set to be delivered to U.S. by April 30, 2022 pursuant to the purchase agreements.

Historic Reorganization

In May 2018, Xiangtai Cayman completed its reorganization of entities under the common control of one major shareholder, Zeshu Dai, who obtained 100% control of China Meitai Food Co., Ltd. (“China Meitai”), which has 64.17% ownership in Xiangtai Cayman, through an entrustment agreement with a third party prior to the reorganization, which the third party entrusted its voting power, personnel appointment power and other power-related to operating and managing of China Meitai, and therefore effectively the control of Xiangtai Cayman, to Ms. Dai to the extent permitted by the laws of the British Virgin Islands.

Ms. Dai entered into a call option agreement with a third party who is currently the sole shareholder of China Meitai. Pursuant to the call option agreement, the third party granted Ms. Dai an option that upon the closing of the initial public offering of the Company, Ms. Dai can exercise control of 97.74% of the shares of China Meitai. After excising the option shares in China Meitai, Ms. Dai indirectly owns 62.73% shares of the Company through China Meitai concurrently with the completion of the reorganization in May 2019.

Xiangtai Cayman, Xiangtai BVI and Xiangtai HK were established as the holding companies of Xiangtai WFOE. Xiangtai WFOE is the primary beneficiary of CQ Penglin and is the holding company of GA Yongpeng, and all of these entities included in Xiangtai Cayman are under common control of Ms. Dai and her immediate family members. As the 97.7% major shareholder in China Meitai, upon exercising the option shares, who collectively owns 100% of CQ Penglin and 100% of GA Yongpeng prior to the reorganization, causing the consolidation of CQ Penglin and GA Yongpeng which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Xiangtai Cayman.

Consolidation Scope

The accompanying consolidated financial statements reflect the activities of Xiangtai Cayman and each of the following entities:

Name	Background	Ownership
Xiangtai BVI	· A British Virgin Islands company	100% owned by Xiangtai Cayman
Xiangtai HK	· A Hong Kong company	100% owned by Xiangtai BVI
Xiangtai WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Xiangtai HK
CQ Penglin	· A PRC limited liability company
	· Slaughtering, processing, packing, and selling various processed meat products.	VIE of Xiangtai WFOE
GA Yongpeng	· A PRC limited liability company
	· Slaughtering, processing, packing and selling various processed meat products.	100% owned by Xiangtai WFOE
CQ Pengmei	· A PRC limited liability company	100% owned by Xiangtai WFOE
· Grocery stores selling daily necessities
JMC	· A PRC limited liability company	51 % VIE of Xiangtai WFOE
· Feed raw materials and formula solutions wholesales.
Silanchi	· A British Virgin Islands company	100% owned by Xiangtai Cayman
Haochuangge	· A Hong Kong company	100% owned by Silanchi
Gangyixing WFOE	· A PRC limited liability company and deemed a wholly foreign-owned enterprise (“WFOE”)	100% owned by Haochuangge
Fu Tong Ge	· A PRC limited liability company	VIE of Gangyixing WFOE
SonicHash Canada	· A Canada company	100% owned by Xiangtai Cayman
SonicHash Singapore	· A Singapore company	100% owned by Xiangtai Cayman
SonicHash US	· A US company	100% owned by Xiangtai Cayman

Contractual Arrangements

CQ Penglin

CQ Penglin’s PRC business license includes business activities of marketing survey service in the livestock industry and it is being included as a social survey category, which is within the business category in which foreign investment is restricted pursuant to the current PRC regulations. As such, CQ Penglin is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of five agreements (collectively the “Contractual Arrangements”). The significant terms of the Contractual Agreements are as follows:

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE is engaged as the exclusive provider of management consulting services to CQ Penglin. For such services, CQ Penglin agrees to pay service fees determined based on all of their net income to Xiangtai WFOE or Xiangtai WFOE has the obligation to absorb all of the losses of CQ Penglin.

The technical consultation and services agreement, as amended, remains in effect for 30 years until October 8, 2047. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and CQ Penglin then may extend without reservation.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Xiangtai WFOE and CQ Penglin, as amended, Xiangtai WFOE has the exclusive right to provide CQ Penglin with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, Xiangtai WFOE is entitled to a service fee that equals all of the net income of CQ Penglin determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by Xiangtai WFOE in that month and the operational needs of CQ Penglin.

The business cooperation agreement, as amended, remains in effect unless Xiangtai WFOE commits gross negligence, or a fraudulent act, against CQ Penglin. Nevertheless, Xiangtai WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to CQ Penglin at any time.

Equity Option Agreements

Pursuant to the equity option agreements, as amended, among the shareholders who collectively owned all of CQ Penglin and Xiangtai WFOE, and CQ Penglin. These shareholders jointly and severally grant Xiangtai WFOE an option to purchase their equity interests in CQ Penglin. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of CQ Penglin, these shareholders of CQ Penglin are required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired all equity interests of CQ Penglin, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of CQ Penglin has been transferred to Xiangtai WFOE or its designee.

Equity Pledge Agreements

Pursuant to the equity pledge agreements, as amended, among the shareholders who collectively owned all of CQ Penglin, pledge all of the equity interests in CQ Penglin to Xiangtai WFOE as collateral to secure the obligations of CQ Penglin under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of CQ Penglin. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreements, as amended, the shareholders of CQ Penglin give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to CQ Penglin and to exercise all of their rights as shareholders of CQ Penglin, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in CQ Penglin. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary financial support to CQ Penglin whether or not CQ Penglin incurs a loss, and agrees not to request repayment if CQ Penglin is unable to do so. The agreements shall remain in effect for 30 years until October 8, 2047.

Based on the foregoing contractual arrangements, which grant Xiangtai WFOE effective control of CQ Penglin, obligate Xiangtai WFOE to absorb all of the risks of loss from their activities, and enable Xiangtai WFOE to receive all of their expected residual returns, the Company accounts for CQ Penglin as a VIE.

The Company consolidates the accounts of CQ Penglin for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

JMC

JMC is a private enterprise specializing in feed raw material sales and feed formula solutions. JMC has entered strategic alliances with large grain and oil companies and has obtained general distributorship in Chongqing, Sichuan and other places in the PRC. To provide distribution service, JMC needs to conduct market research and to collect and analyze the relating market data, which is regarded as marketing service, which is within the business category in which foreign investment is restricted pursuant to the current PRC regulations. As such, JMC is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of five agreements (collectively the “Contractual Arrangements”). The significant terms of the Contractual Agreements are as follows:

Technical Consultation and Services Agreement

Pursuant to the technical consultation and services agreement, as amended, between Xiangtai WFOE and JMC, Xiangtai WFOE is engaged as the exclusive provider of management consulting services to JMC. For such services, JMC agrees to pay service fees determined based on 51% of their net income to Xiangtai WFOE or Xiangtai WFOE has the obligation to absorb 51% of the losses of JMC.

The technical consultation and services agreement, as amended, remains in effect for 20 years until April 2, 2040. The agreement can be extended only if Xiangtai WFOE gives its written consent of extension of the agreement before the expiration of the agreement and JMC then may extend without reservation.

Equity Option Agreement

Pursuant to the equity option agreement, a shareholder who owned 51% of JMC, Xiangtai WFOE, and JMC. This shareholder severally grant Xiangtai WFOE an option to purchase her 51% equity interests in JMC. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of JMC, this shareholder of JMC is required to immediately return any amount in excess of the registered capital to Xiangtai WFOE or its designee of Xiangtai WFOE. Xiangtai WOFE may exercise such option at any time until it has acquired the 51% equity interests of JMC, and may transfer the option to any third party. The agreements will terminate at the date on which all of this shareholder’s 51% equity interests of JMC has been transferred to Xiangtai WFOE or its designee.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, a shareholder who owned 51% of JMC pledges all of her 51% equity interests in JMC to Xiangtai WFOE as collateral to secure the obligations of JMC under the exclusive consulting services and operating agreement. This shareholder may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Xiangtai WFOE’s interests, without Xiangtai WFOE’s prior approval. In the event of default, Xiangtai WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of JMC. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreement

Pursuant to the voting rights proxy and financial supporting agreement, a 51% shareholder of JMC give Xiangtai WFOE an irrevocable proxy to act on their behalf on all matters pertaining to JMC and to exercise all of their rights as the 51% shareholder of JMC, including the right to attend shareholders meeting, to exercise voting rights and to transfer all 51% or a part of her equity interests in JMC. In consideration of such granted rights, Xiangtai WFOE agrees to provide the necessary 51% financial support to JMC whether or not JMC incurs a loss, and agrees not to request repayment if JMC is unable to do so. The agreements shall remain in effect for 20 years until April 2, 2040.

Based on the foregoing contractual arrangements, which grant Xiangtai WFOE effective 51% control of JMC, obligate Xiangtai WFOE to absorb 51% of the risks of loss from their activities, and enable Xiangtai WFOE to receive 51% of their expected residual returns, the Company accounts for JMC as a VIE.

The Company consolidates the accounts of JMC beginning on April 3, 2020, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Fu Tong Ge

Beijing Fu Tong Ge Technology Co., Ltd Fu Tong Ge was formed on November 29, 2019 under the laws of the PRC. The following is a summary of the currently effective contractual arrangements by and among Gangyixing WFOE, Fu Tong Ge, and the shareholders of Fu Tong Ge

Equity Pledge Agreement

Pursuant to a certain equity pledge agreements dated June 28, 2020, among the shareholders who collectively owned all of Fu Tong Ge, pledges of all of the equity interests in Fu Tong Ge to Gangyixing WFOE were provided as collateral to secure the obligations of Fu Tong Ge under a Technical Consultation and Service Agreement and other control agreements (the “Control Agreements”). These shareholders may not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Gangyixing WFOE’s interests, without Gangyixing WFOE’s prior approval. In the event of default, Gangyixing WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale in whole or in part of the pledged equity interests of Fu Tong Ge. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the terms of the agreement.

Voting Rights Proxy and Financial Support Agreement

Pursuant to certain voting rights proxy and financial supporting agreements dated June 28, 2020, the shareholders of Fu Tong Ge have given Gangyixing WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Fu Tong Ge and to exercise all of their rights as shareholders of Fu Tong Ge, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of their equity interests in Fu Tong Ge. In consideration of such granted rights, Gangyixing WFOE has agreed to provide the necessary financial support to Fu Tong Ge, whether or not Fu Tong Ge incurs loss, and to not request repayment if Fu Tong Ge is unable to do so. The agreements shall remain in effect until June 28, 2040.

Technical Consultation and Services Agreement

Pursuant to certain technical consultation and services agreement between Gangyixing WFOE and Fu Tong Ge dated June 28, 2020, Gangyixing WFOE has been engaged as exclusive provider of management consulting services to Fu Tong Ge. For such services, Fu Tong Ge has agreed to pay service fees based on all of its net income to Gangyixing WFOE, or Gangyixing WFOE has the obligation to absorb all of the losses of Fu Tong Ge.

The technical consultation and services agreement, as amended, remains in effect until June 28, 2040. The agreement can be extended only if Gangyixing WFOE gives its written consent of extension of the agreement before its expiration.

Equity Option Agreement

Pursuant to certain equity option agreements dated June 28, 2020 among Gangyixing WFOE, Fu Tong Ge and its shareholders, Fu Tong Ge’s shareholders, jointly and severally, have granted Gangyixing WFOE an option to purchase their equity interests in Fu Tong Ge. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Fu Tong Ge, the Fu Tong Ge shareholders are required to immediately return any amount in excess of the registered capital to Gangyixing WFOE or its designee. Gangyixing WFOE may exercise such option at any time until it has acquired all equity interests of Fu Tong Ge, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of Fu Tong Ge have been transferred to Gangyixing WFOE or its designee.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of December 31, 2021, the Company had an accumulated deficit of $62,325,124, and net loss of $28,143,092 for the six months ended December 31, 2021. The continuation of the Company as a going concern is dependent upon generating positive operating cash flows in its primary operations, or the procurement of additional external financing. Management believes that it will be able to undertake debt financing in the form of short-term bank loans, loans from related parties, public offerings and issuance of convertible notes that can be utilized by the Company as working capital and for capital expenditures. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission, regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended December 31, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. Accordingly, these statements should be read in conjunction with the Company's audited financial statements as of and for the years ended June 30, 2021 and 2020.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its variable interest entities. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The inputs into our judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Estimates are used when accounting for items and matters including, but not limited to revenue recognition, residual values, lease classification and liabilities, inventory obsolescence, right-of-use assets, determinations of the useful lives and valuation of long-lived assets and goodwill, estimates of allowances for doubtful accounts, estimates of impairment of long-lived assets and goodwill, valuation of deferred tax assets, estimated fair value used in business acquisitions, issuance of common stock and warrants exercised and other provisions and contingencies.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $749,355 and $1,120,774 as of December 31, 2021 and June 30, 2021, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2021 and June 30, 2021 were translated at 6.36 RMB and 6.46 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the six months ended December 31, 2021 and 2020 were 6.43 RMB and 6.77 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

Business combinations

The purchase of price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company's operating results from the date of acquisition.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical experience, aging of the receivables, the economic environment, trends in the food industry and the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. The Company provides an allowance for doubtful accounts provision of 25% for accounts receivable balances that are past due more than 180 days but less than 270 days, an allowance for doubtful accounts provision of 50% of for accounts receivable past due from 270 days but less than one year, an allowance for doubtful accounts provision of 100% for accounts receivable past due beyond one year, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management has continued to evaluate the reasonableness of its valuation allowance policy and will update it if necessary.

Other receivables

Other receivables primarily include advances to employees, amounts due from unrelated entities, VAT tax refunds, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2021 and June 30, 2021, no allowance for the doubtful accounts was made for continuing operations. As of December 31, 2021 and June 30, 2021, allowance for the doubtful accounts were $186,932 and $151,899 for discontinued operations, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value at least annually and records a reserve against the inventory when the carrying value exceeds net realizable value.

Prepayments

Prepayments are cash deposited or advanced to services providers for future inventory purchases or future services. This amount is refundable and bears no interest.

Security deposits

Security deposits include loan deposits to service providers who assisted the Company as a third party guarantor in the Company’s bank loans. These amounts are non-interest bearing and refundable upon the repayments of the loans or notes payable or fulfillment of sales contracts. Security deposits considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2021 and June 30, 2021, allowance for the doubtful accounts were $795,232 and $782,757 for discontinued operations, respectively. As of December 31, 2021 and June 30, 2021, no allowance for the doubtful accounts was recognized for continuing operations, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a 0% or 5% residual value. The estimated useful lives are as follows:

Useful Life
Building	10-20 years
Electronic devices	5-10 years
Automobile	5-10 years
Office equipment	5 years
Cryptocurrency mining equipment	3 years
Leasehold improvements	Shorter of the lease term or useful life

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Cryptocurrency mining equipment is used in the Bitcoin mining business. No depreciation has been recorded for the mining equipment during the six months ended December 31, 2021 as the Company has not yet started Bitcoin mining operations.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land-use rights.” The Company has obtained rights to use various parcels of land for 50 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the six months ended December 31, 2021 and 2020, $0 and $148,095 impairment of intangible assets was recognized for discontinued operations, respectively. During the six months ended December 31, 2021 and 2020, no impairment of intangible assets was recognized for continuing operations.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive income (loss). Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the opinion to access qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative carrying amount, the two-step quantities impairment test described below is required.

The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive income (loss). Impairment losses on goodwill are not reversed. For the six months ended December 31, 2021 and 2020, no impairment of goodwill was recorded for continuing and discontinued operations.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the six months ended December 31, 2021 and 2020, $0 and $855,546 impairment of long-lived assets was recognized for discontinued operations, respectively. During the six months ended December 31, 2021 and 2020, no impairment of long-lived assets was recognized for continuing operations.

Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under FASB Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”. The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a “beneficial conversion feature” (“BCF”) required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is "in the money" at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is "in the money" if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Long-term bank loan on the balance sheets is at carrying value, which approximates fair value as the bank was lending the money to the Company at the market rate.

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

Prior to June 30, 2018, revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Revenues are recognized at the date of goods delivered and title passed to customers or agents, when a formal arrangement exists, the price is fixed or determinable, the Company has no other significant obligations and collectability is reasonably assured. The Company’s revenues come from three channels: supermarkets, farmers’ markets and feed raw materials. The products sold in supermarkets together with feed raw materials are processed products are subject to a Chinese value-added tax (“VAT”) when sold in the PRC. The products sold at farmers’ markets are fresh-killed hog and hog’s byproducts. These products sold in the PRC are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

On July 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606) using the modified retrospective method for contracts that were not completed as of June 30, 2018. The core principle underlying the revenue recognition ASU is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or overtime, based on when control of goods and services transfers to a customer. The Company’s revenue streams are primarily recognized at a point in time.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and determined that there were no differences in the pattern of revenue recognition. Disaggregated revenue by the Company’s revenue streams, such as supermarket and grocery store revenue, famers’ market revenue and feed raw material revenue are required to be disclosed upon adoption, which has been reflected in the accompanying consolidated statements of income and comprehensive income.

Gross versus Net Revenue Reporting

The Company also engages in trading of chilled fresh pork. The determination of whether revenues should be reported on a gross or net basis is based on its assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products prior to transferring it. When the Company controls the product, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company does not control the products as it has no obligation to (i) fulfill the resale products delivery, and (ii) bear any inventory risk. In addition, when establishing the selling prices for delivery of the resale products, the Company has such discretion of establishing price to ensure it would generate profit for the services of the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as an agent in this transaction. As a result, revenue from the trading of chilled fresh pork is presented on a net basis.

The Company engages in the distribution of animal feed. The Company is a principal in the feed distribution business, where it takes the risk and rewards of ownership of the feed products which are typically soybeans shell. The Company typically recognizes revenue for these products upon shipping, where the Company transfers ownership of the product to its customers, which is the primary performance obligation in the sales cycle, satisfaction of the obligation is typically evidenced by a form of customer acceptance. Sales contracts typically do not set forth terms for return of products or refund of payments.

Cost of revenues

Cost of revenues comprised of the cost of raw materials and the cost of processing and overhead expenses on sold products.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs from discontinued operations amounted to $0 and $4,293 for the six months ended December 31, 2021 and 2020, respectively. Advertising costs from continuing operations amounted to $192,552 and $23,500 for the six months ended December 31, 2021 and 2020, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Leases

Effective July 1, 2019, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On July 1, 2019, the Company recognized approximately $1.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 6.09% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2021 are subject to examination by any applicable tax authorities.

Earnings per share (“EPS”)

Basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

A total of 4,667 warrants with weighted average effect of 1,867 ordinary shares using treasury share method, a total of 90,000 vested stock options issued on August 1, 2019 with conversion effect of 90,000 ordinary shares, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $0.8 and conversion effect of 1,125,182 ordinary shares, a total of $0.7 million principal value of convertible debts issued on June 19, 2020 with floor conversion price of $0.8 and conversion effect of 912,532 ordinary shares, a total of $0.7 million principal value of convertible debts with floor conversion price of $2.5 issued on July 17, 2020 and estimated conversion effect of 280,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on August 14, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, a total of $0.3 million principal value of convertible debts issued on November 13, 2020 with floor conversion price of $2.5 and estimated conversion effect of 120,000 ordinary shares, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the six months ended December 31, 2021 and 2020 due to its anti-diluted effect.

A total of 67,500 vested stock options issued on August 1, 2019, a total of $1.2 million principal value of convertible debts with floor conversion price of $1.0 issued on November 22, 2019, a total of $1.8 million principal value of convertible debts issued on December 30, 2019 with floor conversion price of $1.0, a total of $1.0 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, a total of $0.7 million principal value of convertible debts issued on March 9, 2020 with floor conversion price of $3.0, and a total of 1,000,000 contingent shares to be issued to JMC Shareholders are excluded in the diluted EPS calculation for the six months ended December 31, 2021 and 2020 due to its anti-diluted effect.

A total of warrants to purchase up to 17,175,412 ordinary shares in a concurrent private placement with an exercise price of US$1.008 per share are excluded in the diluted EPS calculation for the six months ended December 31, 2021 due to its anti-diluted effect.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans from continuing operations were $10,429 and $7,189 for the six months ended December 31, 2021 and 2020, respectively. Total expenses for the plans from discontinued operations were $9,400 and $13,445 for the six months ended December 31, 2021 and 2020, respectively.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain an emerging growth company, which qualified as smaller reporting company, at that date. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. The adoption of this standard did not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard did not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year of discontinued operations presentation. These reclassifications have no effect on the accompanying statements of operations and cash flows.

Note 3 – Variable interest entity (“VIE”)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Xiangtai WFOE is deemed to have a controlling financial interest and be the primary beneficiary of CQ Penglin and JMC because it has both of the following characteristics:

(1)	The power to direct activities at CQ Penglin and JMC that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from CQ Penglin and JMC that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, CQ Penglin pays service fees equal to all of its net income to Xiangtai WFOE and JMC pays service fees equal to 51% of its net income to Xiangtai WFOE. At the same time, Xiangtai WFOE is obligated to absorb all of CQ Penglin’s losses and to absorb 51% of JMC's losses. The Contractual Arrangements are designed so that CQ Penglin and JMC operate for the benefit of Xiangtai WFOE and ultimately, the Company. Accordingly, the accounts of CQ Penglin and JMC are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

The carrying amount of VIE’s consolidated assets and liabilities are as follows:

	December 31, 2021	June 30, 2021
	(Unaudited)
Current assets	$5,677,501	$31,673,532
Property and equipment, net	1,212	4,395
Other noncurrent assets	6,963,274	7,017,153
Total assets	12,641,987	38,695,080
Total liabilities	(66,240,457)	(65,059,893)
Net assets	$(53,598,470)	$(26,364,813)

	December 31, 2021	June 30, 2021
	(Unaudited)
Current liabilities:
Short-term loans - banks	$794,537	$782,073
Accounts payable	10,587,997	9,966,193
Other payables and accrued liabilities	22,258	21,768
Other payables - related parties	-	1,483,634
Customer deposits	4,698,200	4,309,819
Customer deposits - related party	6,053	5,958
Taxes payable	1,131,566	1,034,421
Current liabilities of discontinued operations	23,264,270	21,759,683
Total current liabilities	40,504,881	39,363,549

Other liabilities:
Other liabilities of discontinued operations	25,735,576	25,696,344
Total other liabilities	25,735,576	25,696,344

Total liabilities	$66,240,457	$65,059,893

The summarized operating results of the VIE’s are as follows:

	For the Six Months Ended	For the Six Months Ended
	December 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)
Operating revenues	$14,789,450	$62,389,533
Gross profit	$456,749	$3,001,614
(Loss) income from operations	$(8,867,810)	$886,189
Net (loss) income from continuing operations	$(8,964,463)	$664,125
Net loss from discontinued operations	(17,530,502)	(7,791,595)
Net loss	(26,494,965)	(7,127,470)
Less: net (loss) income attributable to non-controlling interest	(4,392,588)	325,422
Net loss attributable to Xiangtai Cayman	$(22,102,377)	$(7,452,892)

Note 4 – Business Combinations

Acquisition of JMC

On April 3, 2020, the Company entered into a Share Purchase Agreement (“SPA”) with WFOE, Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”) and the shareholders of JMC (“JMC Shareholders”). Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC’s equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $1.77 per share, the closing price of the Company’s ordinary share on April 3, 2020, for an aggregate discounted purchase price of $2,658,909 with probability of contingent considerations, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders’ agreement to cause JMC to enter into certain VIE agreements with WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 51% of JMC’s after-tax net income.

The Company’s acquisition of JMC was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of JMC based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The consideration was valued at $2,658,909, based upon the issuance of 1,000,000 shares determined using the closing price of $1.77 per share on April 3, 2020 and the present value of issuance of 1,000,000 shares payable at the end of year two and year three determined using the closing price of $1.77 per share on April 3, 2020 and discount rate of 4.75%. The considerations also include 70% probability of contingent considerations of 600,000 shares payment at the end of year two and 30% probability of contingent considerations of 400,000 shares payment at the end of year three. According to the milestones, 1,000,000 shares were issued to JMC shareholders before April 11, 2020; however, the audited total sales or net profit of JMC in fiscal year 2020 shall respectively exceed $70,000,000 (approximately RMB 500,000,000) or $1,500,000 (approximately RMB 10,000,000) in accordance with U.S. GAAP. According to the milestones, 600,000 shares shall be issued to JMC shareholders before August 7, 2021 and the audited total sales or net profit of JMC in fiscal year June 30, 2021 shall respectively increase by 10% compared with that of fiscal year 2020; 400,000 shares shall be issued to JMC shareholders before August 7, 2022 and the audited total sales or net profit of JMC in fiscal year June 30, 2022 shall respectively increase by 10% compared with that of fiscal year June 30, 2021. If the milestones cannot be met, the Company will not issue the corresponding shares to JMC shareholders.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of JMC based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on April 3, 2020 at the rate of USD 1.00 to RMB 7.09.

Fair value
Cash and cash equivalents	$852,145
Other current assets	9,924,263
Plant and equipment	11,648
Goodwill	5,166,271
Other noncurrent assets	481,062
Total assets	16,435,389
Total liabilities	(11,221,842)
Net assets of JMC	5,213,547
Less: fair value of non-controlling interest	(2,554,638)
Total consideration paid	$2,658,909

Note 5 – Discontinued Operations

In February 2020, the Company discontinued its grocery stores business and in April 2021, the Company discontinued its farmers’ market and supermarket business as the businesses have been operating at losses. As a result, the results of operations for the Company’s farmers' market and supermarket and grocery stores business are reported as discontinued operations under the guidance of ASC 205.

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of December 31, 2021 and June 30, 2021 is as follow:

Carrying amounts of major classes of assets included as part of discontinued operations of CQ Penglin, GA Yongpeng and CQ Pengmei:

	December 31, 2021	June 30, 2021
	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$3,952	$62,422
Restricted cash	-	35,906
Accounts receivables, net	3,296,506	18,898,267
Other receivables, net	22,747	45,597
Prepayments	49,193	48,422
Total current assets of discontinued operations	3,372,398	19,090,614

OTHER ASSETS:
Other receivables	86,496	85,139
Plant and equipment, net	2,226,205	2,410,975
Intangible assets, net	314,311	313,478
Operating lease right-of-use assets	3,065,275	3,208,982
Total other assets of discontinued operations	5,692,287	6,018,574

Total assets of discontinued operations	$9,064,685	$25,109,188

Carrying amounts of major classes of liabilities included as part of discontinued operations of CQ Penglin, GA Yongpeng and CQ Pengmei:

CURRENT LIABILITIES:
Loans from third parties	$8,386,877	$7,928,114
Current maturities of long-term loan - bank	864,368	850,808
Accounts payable	3,593,642	2,517,290
Customer deposits	126,230	82,212
Customer deposit - related party	30,468	29,990
Other payables and accrued liabilities	4,317,386	3,356,319
Other payables – related parties	214,186	6,182
Operating lease liabilities	52,015	77,127
Taxes payable	3,027,307	2,978,428
Total current liabilities of discontinued operations	20,612,479	17,826,470

OTHER LIABILITIES:
Loans from third parties	1,573,341	1,959,053
Long-term loans – related parties	792,964	780,524
Operating lease liabilities - noncurrent	1,115,966	1,058,947
Total other liabilities of discontinued operations	3,482,271	3,798,524
Total liabilities of discontinued operations	$24,094,750	$21,624,994

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the six months ended December 31, 2021 and 2020.

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
REVENUES:
Supermarket and grocery store	$-	$1,728,036
Farmers' market	2,157,305	35,932,907
Total revenues	2,157,305	37,660,943

COST OF REVENUES:
Supermarket and grocery store	-	1,866,799
Farmers' market	2,175,249	35,341,081
Total cost of revenues	2,175,249	37,207,880

Gross profit	(17,944)	453,063

OPERATING EXPENSES:
Selling	120,512	488,635
General and administrative	270,949	392,308
Provision for doubtful accounts	16,968,359	5,947,001
Impairment of long-lived assets	-	1,003,641
Total operating expenses	17,359,820	7,831,585

Loss from operations	(17,377,764)	(7,378,522)

OTHER INCOME (EXPENSES)
Interest income	47	203
Interest expense	(882,046)	(802,265)
Other finance expense	(529)	(20,072)
Other income, net	2,939	180,843
Total other expenses, net	(879,589)	(641,291)

Loss before income taxes	(18,257,353)	(8,019,813)

Income tax expense	—	—

Net loss from discontinued operations	$(18,257,353)	$(8,019,813)

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Accounts receivable	$75,638,129	$73,308,380
Allowance for doubtful accounts	(69,020,650)	(43,267,555)
Total accounts receivable, net	$6,617,479	$30,040,825
Less: accounts receivable - discontinued operations	(3,296,506)	(18,898,267)
Accounts receivable, net - continuing operations	$3,320,973	$11,142,558

Movements of allowance for doubtful accounts are as follows:

	December 31, 2021	June 30, 2021
	(Unaudited)
Beginning balance	$43,267,555	$3,932,343
Addition	26,159,439	38,100,340
Write off	-	—
Exchange rate effect	(406,344)	1,234,872
Ending balance	$69,020,650	$43,267,555
Less: discontinued operations	(16,282,144)	(8,227,240)
Ending balance - continuing operations	$52,738,506	$35,040,315

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Buildings	$2,645,274	$2,603,775
Automobile	184,120	181,231
Electronic devices	3,063,149	3,011,942
Office equipment	47,350	46,607
Cryptocurrency mining equipment	6,999,200	—
Subtotal	12,939,093	5,843,555
Less: accumulated depreciation	(3,712,474)	(3,428,185)
Total	$9,226,619	$2,415,370
Less: plant and equipment, net - discontinued operations	(2,226,205)	(2,410,975)
Plant and equipment, net - continuing operations	$7,000,414	$4,395

Depreciation expense from continuing operations for the six months ended December 31, 2021 and 2020 amounted to $3,214 and $3,280, respectively. Depreciation expense from discontinued operations for the six months ended December 31, 2021 and 2020 amounted to $223,709 and $252,507, respectively. Loss on disposal and impairment of long-lived assets from discontinued operations for the six months ended December 31, 2021 and 2020 was $0 and $855,546, respectively.

As of December 31, 2021, property valued at RMB 12,268,800 (approximately $1.9 million) was pledged as collateral to secure a loan that a related party borrowed from a bank, and property valued at RMB 36,626,600 (approximately $5.8 million) was pledged as collateral to secure a short-term bank loan (see Note 10).

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Land use rights	$416,306	$409,775
Less: accumulated amortization	(101,995)	(96,297)
Net intangible assets	$314,311	$313,478
Less: intangible assets, net - discontinued operations	(314,311)	(313,478)
Intangible assets, net - continuing operations	$-	$—

Amortization expense from discontinued operations for the six months ended December 31, 2021 and 2020 amounted to $4,114 and $6,125, respectively. Loss on disposal and impairment of long-lived assets from discontinued operations for the six months ended December 31, 2021 and 2020 was $0 and $148,095, respectively. As of December 31, 2021, GA Yongpeng’s land use right valued at RMB 10,198,100 (approximately $1.6 million) was pledged as collateral to secure a loan that a related party borrowed from a bank (see Note 9).

The estimated amortization is as follows:

Estimated
Twelve months ending December 31,	amortization expense
2022	$8,227
2023	8,227
2024	8,227
2025	8,227
2026	8,227
Thereafter	273,176
Total	$314,311
Less: estimated amortization - discontinued operations	(314,311)
Estimated amortization - continuing operations	—

Note 9 – Related party transactions and balances

Related party balances

a.    Customer deposits – related parties:

Name of related party	Relationship	December 31, 2021	June 30, 2021
		(Unaudited)
CQ Mingwen	Significantly influenced by Penglin	$30,468	$29,990
Chongqing Puyuhong Commerce Co., Ltd. ("CQ Puyuhong")	Significantly influenced by JMC	6,053	5,958
Total		36,521	35,948
Less: customer deposit - related party - discontinued operations		(30,468)	(29,990)
Total customer deposit - related party - continuing operations		6,053	5,958

b.    Other payables – related parties:

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, and related accrued interest payable on the advances. These advances are unsecured and non-interest bearing, except payables to Jiaping Zhou and Jun Zhou with an annual interest rate of 4.35%. Current payables are due on demand.

Name of related party	Relationship	December 31, 2021	June 30, 2021
		(Unaudited)
Xia Wang	Chief Financial Officer	$263,040	$209,275
Zeshu Dai	CEO	607,751	1,543,221
Jun Zhou	Shareholder of JMC	-	1,483,634
Intellectual International Capital Co., Ltd.	Under common control of a major shareholder	928,021	—
Total		1,789,812	3,236,130
Less: other payables - related parties - discontinued operations		(214,186)	(6,182)
Total other payables - related parties - continuing operations		$1,584,626	$3,229,948

c.    Long-term loans – related parties:

Long-term loans – related parties are those long-term loans from advances made by certain related parties for the daily operations needs of the Company. These loans are unsecured and interest bearing.

			Weighted
			average	Collateral/	December 31,	June 30,
Long-term loans	Relationship	Maturities	interest rate	Guarantee	2021	2021
					(Unaudited)
Xia Wang	CFO	January 15, 2022 (Fully repaid in January 2022)	9.60%	None	$113,281	$111,503
Penglin Wang	Son of CEO	December 11, 2024	9.60%	None	254,881	250,883
Yong Wang	Son of CEO	July 17, 2022	7.13%	None	298,935	294,245
Zeshu Dai	CEO	March 8, 2022	7.13%	None	125,867	123,893
Total					$792,964	$780,524
Less: long-term loans from related parties - discontinued operations					(792,964)	(780,524)
Total long-term loans from related parties - continuing operations					-	—

Interest expense incurred on the above mentioned related party loans for discontinued operations amounted to $164,290 and $30,886 for the six months ended December 31, 2021 and 2020, respectively.

d.     Guarantee provided to related party loan

On December 26, 2017, CQ Mingwen (the “borrower”) entered into a loan agreement with SPD Rural Bank (the lender) to borrow RMB 9 million (approximately $1.4 million) as working capital for one year. The loan was repaid RMB 1 million (approximately $0.1 million) and the remaining balance RMB 8 million (approximately $1.3 million) was extend to December 22, 2021. In January 2022, a third party guarantor repaid the balance for CQ Mingwen. GA Yongpeng pledged its land-use right valued at RMB 10,198,100 (approximately $1.6 million) and building property valued at RMB 12,268,800 (approximately $1.9 million) as collateral (see Note 8 and 9 and 15).

e.    Loans guaranteed by related parties

The Company has various short-term loans guaranteed by its related parties. See Note 10.

Note 10 – Credit Facilities

Short term loans – banks

Outstanding balances on short-term bank loans consisted of the following:

		Weighted
		average		December 31,	June 30,
Lenders	Maturities	interest rate	Collateral/Guarantee	2021	2021
				(Unaudited)
Industrial and Commercial Bank of China Shiqiaopu Branch	March 11, 2022	3.85%	Guaranteed by the properties of JMC's CEO and CFO recorded at RMB 7,495,600 (approximately $1.2 million)	794,537	782,073
Total				$794,537	$782,073
Less: short term loans - banks - discontinued operations				—	—
Short term loans - banks - continuing operations				$794,537	$782,073

Loans from third parties

Outstanding balances of third-party loans consisted of the following:

		Weighted
		average		December 31,	June 30,
Lenders	Maturities	interest rate	Collateral/Guarantee	2021	2021
				(Unaudited)
Chongqing Puluosi Small Mortgage Co., Ltd.	Various amounts due between November 2018 and January 2019 – in default*	12.0%	Guaranteed by the CEO and certain members of the family and affiliate	$4,645,295	$4,572,421
Gang Hu	September 4, 2022	7.13%	None	133,734	131,636
Chongqing Reassurance Co., Ltd.	Due upon request	17.4%	None	2,188,951	2,177,176
Ping Wang	September 17, 2021 (Subsequently extended to September 17, 2022)	10.8%	None	47,987	47,234
Yixuan Liu	September 11, 2022	12.0%	None	94,400	92,920
Shuming Yang	September 20, 2022	12.0%	None	188,801	185,839
Chunlan Zhuo	March 22, 2021 (Subsequently extended to March 22, 2022)	18.0%	None	22,262	36,094
Qin Cao	June 30, 2021 (Subsequently extended to June 30, 2022)	24.0%	None	5,466	5,380
Maohua Xia	June 30, 2021 (Subsequently extended to June 30, 2022)	24.0%	None	5,841	5,749
Shiguo Zhang	March 3, 2022	18.0%	None	346,135	340,705
Chongqing Shouqing Trading Co., Ltd.	September 7, 2021 (Subsequently extended to September 7, 2022)	12.0%	None	424,802	418,138
Chongqing Haobangshou Ecommerce Co., Ltd.	March 24, 2023	6.0%	None	1,573,341	1,548,659
Shiwen Zhang	September 2, 2021 (Subsequently extended to September 2, 2022)	24.0%	None	110,134	108,406
Xiaomei Qin	September 7, 2021 (Subsequently extended to September 7, 2022)	18.0%	None	31,467	30,973
Shengmeng Zhang	Various amounts due between October 2021 and December 2021 (Fully repaid in July 2021)	12.0%	None	—	46,460
Qin Zhou	February 28, 2022	18.0%	None	125,867	123,893
Feng Zhou	February 28, 2022	12.0%	None	15,733	15,487
Total loans from third parties				$9,960,216	$9,887,170
Total non-current loans from third parties				(1,573,341)	(2,424,426)
Total current loans from third parties				$8,386,875	$7,462,744
Less: current loans from third parties - discontinued operations				(8,386,875)	(7,462,744)
Current loans from third parties - continuing operations				$—	$—

*The Company received three complaints related to an approximately $1.6 million (RMB 10,000,000) loan that was due on November 13, 2018, an approximately $0.5 million (RMB 3,000,000) loan due on December 21, 2018, and an approximately $3.1 million (RMB 20,000,000) loan due on January 2, 2019. The following amounts have been accrued in the accompanying consolidated financial statements under discontinued operations for the six months ended December 31, 2021 and 2020: interest at a default interest rate of 18% totaling approximately $404,000 and $382,000, respectively. As of the date of this report, the Company has paid approximately $0.5 million (RMB 3,411,544) of the total repayment. On October 27, 2020, Chongqing Yubei District People’s Court froze CQ Penglin bank accounts with a total balance of approximately $20,000 (RMB 130,295).

Long term and short-term loans – related parties

See Note 9.

Long-term loan - bank

The outstanding balance of long term bank loan consisted of the following:

		Weighted
		average		December 31,	June 30,
Lender	Maturity	interest rate	Collateral/Guarantee	2021	2021
				(Unaudited)
Chongqing Dadukou Rongxing Village & Township Bank	September 20, 2020 (Subsequently in default*)	12.0%	Guaranteed by CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family	$864,368	$850,808
Less: long term loan - bank - discontinued operations				(864,368)	(850,808)
Long term loan - bank - continuing operations				$—	$—

*On August 12, 2020, Chongqing Dadukou Rongxing Village & Township Bank (“Dadukou Rongxing”) sued CQ Penglin to repay the loan of Dadukou Rongxing approximately $1.0 million (RMB 6,629,447), which consists of principal of approximately $0.9 million (RMB 5,493,839) and approximately $0.2 million (RMB 1,135,608), in the Chongqing Dadukou District People’s Court. CQ Penglin, CQ Pengmei, GA Yongpeng, CQ Mingwen, the CEO and certain members of the family guaranteed the loan shall bear joint and several lability for the repayment. As of the date of this report, the Chongqing Dadukou District People’s Court has not held a trial.

Interest expense for continuing operations pertaining to the above loans for the six months ended December 31, 2021 and 2020 amounted to $48,132 and $210,636, respectively. Interest expense for discontinued operations pertaining to the above loans for the six months ended December 31, 2021 and 2020 amounted to $854,058 ($164,290 was for interest expense of loans – related parties) and $802,265 ($30,886 was for interest expense of loans – related parties), respectively.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Xiangtai BVI and Silanchi are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under the current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income as of December 31, 2021.

United States

SonicHash US is incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal and 8.7% for Delaware. SonicHash US had no taxable income as of December 31, 2021.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income as of December 31, 2021. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Hong Kong

Xiangtai HK and Haochuangge are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Xiangtai HK and Haochuangge are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Xiangtai WFOE, Gangyixing WFOE, Fu Tong Ge, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Significant components of the (benefit of) provision for income taxes are as follows:

	For the Six Months	For the Six Months
	ended	ended
	December 31, 2021	December 31, 2020
	(Unaudited)	(Unaudited)
Current	$80,736	$117,363
Deferred tax expense	—
Total provision for income taxes	$80,736	$117,363
Less: provision for income taxes - discontinued operations	—	—
Total provision for income taxes - continuing operations	$80,736	$117,363

Deferred tax assets – China

Deferred tax assets are comprised of allowance for doubtful accounts at December 31, 2021 and June 30, 2021 totaling $2,368,299 and $2,331,145, respectively.

NOL carried forward

According to Chinese tax regulations, net operating losses can be carried forward to offset taxable income for the next five years. On August 20, 2018, GA Yongpeng obtained the tax-free benefit and the Company utilized the tax planning strategy to allocate intercompany profit into GA Yongpeng. As a result, for the six months ended December 31, 2021 and 2020, there was no tax effect in relation to the NOL that the Company has previously reserved.

Bad debt allowance

Bad debt allowance must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and June 30, 2021, the Company did not have any significant unrecognized uncertain tax positions.

Value-added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceed or at a rate approved by the Chinese local government.

All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 0%, 11%, 13% or 17% of the gross sales price depending on how much processing was added by the Company to each kind of products or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Taxes payable consisted of the following:

	December 31, 2021	June 30, 2021
	(Unaudited)
Income taxes	$4,148,485	$4,001,634
Other taxes	10,388	11,215
Total	$4,158,873	$4,012,849
Less: taxes payable - discontinued operations	(3,027,307)	(2,978,428)
Taxes payable - continuing operations	$1,131,566	$1,034,421

Note 12 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately$77,000). As of December 31, 2021 and June 30, 2021, cash balance of $35,473 and $102,184, respectively, were deposited with financial institutions located in China, of which no balance was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021 and June 30, 2021, cash balance of $179 and $189, respectively, were maintained at financial institutions in Hong Kong, and were not subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of December 31, 2021 and June 30, 2021, cash balance of $7,324,528 and $2,957, respectively, were deposited with financial institutions located in US, and of which $7,054,656 and $0 were subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company is also exposed to risk from its accounts receivable, other receivables and prepayments. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

As of December 31, 2021, the Company had working deficit of approximately $26.6 million. The Company had accounts receivable of approximately $3.3 million, most of them are short-term in nature and can be collected back within the Company's operating cycle to be used to support its working capital requirements. As of December 31, 2021, the Company had approximately $0.8 million of loans from financial institutions and approximately $3.0 million of convertible notes. In addition, equity financing has been utilized to finance the Company’s working capital requirements and capital expenditures. The Company believes the components of its current working capital is sufficient to support its operations for the next twelve months from the date of this report. If the Company is unable to realize its current assets within the normal operating cycle of a twelve-month period, the Company may have to consider supplementing its available sources of funds through obtaining additional loans or equity financing.

Customer concentration risk

For the six months ended December 31, 2021, three customers accounted for 14.3%, 12.5% and 10.4% of the Company’s total revenues. For the six months ended December 31, 2020, two customers accounted for 12.7% and 10.8% of the Company’s total revenues.

As of December 31, 2021, three customers accounted for 13.7%, 13.2% and 10.9% of the total balance of accounts receivable. As of June 30, 2021, no customer accounted for more than 10% of the total balance of accounts receivable.

Vendor concentration risk

For the six months ended December 31, 2021, two vendors accounted for 71.6% and 28.4% of the Company’s total purchases. For the six months ended December 31, 2020, two vendors accounted for 70.5% and 12.4% of the Company's total purchases.

As of December 31, 2021, three vendors accounted for 38.1%, 28.8% and 11.0% of the total balance of accounts payable. As of June 30, 2021, three vendors accounted for 39.8%, 30.1% and 11.5% of the total balance of accounts payable.

Note 13 – Convertible Debentures

Convertible Debenture issued on November 22, 2019, December 30, 2019 and March 9, 2020

On November 22, 2019, the Company entered into a securities purchase agreement with an accredited investor to place convertible debentures (“Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000. The First Convertible Debenture was issued on November 22, 2019 in the amount of $2,000,000; the Second Convertible Debenture was issued on December 30, 2019 in the amount of $2,000,000; and the Third Convertible Debenture was issued on March 9, 2020 in the amount of $1,000,000. The three 2019 Convertible Debentures bear interest at the rate of 5% per annum.

The Debenture holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $5.06 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $3.00. Any time after the issuance of a Debenture that the daily VWAP is less than $3.00 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the issuance of a Debenture of 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid by the issuance of such number of shares as is equal to (i) if such shares issued will be immediately freely tradable shares in the hands of the holder, 100% of the average of the daily VWAPs during the 10 consecutive trading days immediately preceding the due date in respect of such deferred monthly payment, and (ii) if such shares issued will be restricted securities, 93% of the average of the 4 lowest daily VWAPS during the 10 consecutive Trading Days immediately preceding the due date.

On June 19, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the First Convertible Debenture issued on November 22, 2019 to $1.00 per share and the “Floor Price” of the convertible debenture issued on December 30, 2019 to $1.00 per share for the first $200,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on that debenture shall remained unchanged at $3.00 per share. On September 15, 2020, the Company entered in an amendment agreement with the Debenture holder to amend the “Floor Price” of the Second Convertible Debenture to $1.00 per share for the first $1,400,000 of principal and accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Second Convertible Debenture and the Third Convertible Debenture shall remain unchanged at $3.00 per share. On November 13, 2020, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the remaining $600,000 of principal and accrued interest to be converted in the Second Convertible Debenture to $1.00 per share and to amend the “Floor Price” of the Third Convertible Debenture to $1.00 per share for the first $200,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share. On January 22, 2021, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the Third Convertible Debenture to $0.80 per share for the next $400,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share.

The Company determined that conversion option embedded in the Debenture is considered indexed to the Company’s own stock and did not required to be separately accounted for as a derivative under the guidance in ASC 815. However, the Debenture are convertible into shares of the common stock, at conversion price equal to 93% of the average of four lowest trading price during the 10 trading day period prior to the date of any notice of conversion, which is lower than the price of the Company’s common stock on the date of issue for the first two batches of the principal amount of $4,000,000 of the Debenture on November 22, 2019 and December 30, 2019. Therefore, the conversion feature embedded in the convertible note meet the definition of beneficial conversion feature (“BCF”). The Company evaluated the intrinsic value of the BCF at the issue date to be at $259,540. The relative fair values of the BCF were recorded into additional paid in capital as well as were recognized as a discount to the Debenture. The discount to the Debenture is being amortized to interest expense over the life of the Debenture using effective interest method.

The price of the Company’s common stock on the date of issue on March 9, 2020 was $2.33 for the remaining principal amount of $1,000,000 of the Debenture, which is lower than the conversion floor price of $3.00 and it does not contain a BCF on the issuance date. As a result, the $1,000,000 conversion option embedded in the Debenture are entirety accounted for a liability with the Debenture.

During the period from May 21, 2020 to August 13, 2020, the Company issued a total of 1,847,167 ordinary shares to the holder of the First Convertible Debenture upon the conversion of a total of $2,062,191 in principal due and accrued and unpaid interest under the Convertible Debenture. During the period from August 17, 2020 to December 31, 2020, the Company issued a total of 2,063,971 ordinary shares to the holder of the Second Convertible Debenture upon the conversion of a total of $2,084,904 in principal due and accrued and unpaid interest under the Convertible Debenture. During the period from January 11, 2021 to March 11, 2021, the Company issued a total of 1,125,182 ordinary shares to the holder of the Third Convertible Debenture upon the conversion of a total of $1,046,328 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the First, Second and Third Convertible Debentures have retired.

Convertible Debenture issued on June 19, 2020, July 17, 2020, August 14, 2020, and November 13, 2020

On June 19, 2020, the Company entered into another securities purchase agreement with the same accredited investor to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $2,000,000. The Fourth Convertible Debenture in the amount of $700,000 was issued on June 19, 2020; the Fifth Convertible Debenture in the amount of $700,000 was issued on July 17, 2020; the Six Convertible Debenture in an amount of $300,000 was issued on August 14, 2020; and the Seventh Convertible Debenture in an amount of $300,000 was issued on November 13, 2020. The four 2020 Convertible Debentures bear interest at the rate of 5% per annum.

The Debenture holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $3.00 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $2.50. The Company may not convert any portion of a Debenture if such conversion would result in the Debenture holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the Debenture holder with 65 days’ notice. Any time after 180 days from the date of issuance that the daily VWAP is less than $2.50 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the signing of the Agreement or 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. The Company may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid either (i) in cash or (ii) if the conversion price on the date of the payment is above $2.50 and such shares issued will be immediately freely tradable shares in the hands of the Debenture holder, by the issuance of such number of shares as is equal to the applicable deferral payment divided by a price per share equal to the conversion price.

The price of the Company’s common stock on the date of issue on June 19, 2020 was $1.70 for the principal amount of $700,000 of the first Debenture, which is lower than the conversion floor price of $2.50 and it does not contain a BCF on the issuance date. As a result, the $700,000 conversion option embedded in the Debenture are entirety accounted for a liability with the Debenture.

On April 14, 2021, the Company entered in an amendment agreement with the Debenture Holder to amend the “Floor Price” of the Fourth Convertible Debenture to $0.80 per share. During the period from April 26, 2021 to April 28, 2021, the Company issued a total of 912,532 ordinary shares to the holder of the Fourth Convertible Debenture upon the conversion of a total of $730,027 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the Fourth Convertible Debenture has retired.

On June 10, 2021, the holder of the Fifth, Sixth and Seventh Convertible Debentures entered into an assignment agreement with certain investor (the “Holder”), pursuant to which the Convertible Debentures were sold, transferred and assigned to the Holder. On April 20, 2022, the Company entered into an amendment agreement with the Holder to amend the “Maturity Date” of each Convertible Debenture to December 31, 2022, to amend the “Conversion Price” to $0.66 per share, and to remove the “Floor Price” of each Convertible Debenture.

	December 31, 2021	June 30, 2021
	(Unaudited)
Principal balance	$1,300,000	$1,300,000
Less: Debentures discount and debts insurance cost		—
Total	$1,300,000	$1,300,000

The Company incurred issuance cost of $230,000 and had a BCF value of $259,540 in connection with the issuance of the Debentures. The Company recognized the issuance cost and the BCF value as a discount to the Debentures at the inception date. For the six months ended December 31, 2021 and 2020, amortization of the issuance cost and Debentures discount of $0 and $124,730, respectively. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method.

Note 14 – Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Xiangtai WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. CQ Penglin, GA Yongpeng, CQ Pengmei and JMC may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. The remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange.

As of December 31, 2021 and June 30, 2021, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC collectively attributed $1,670,367 and $1,670,367 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021 and June 30, 2021, amounts restricted are the net assets of Xiangtai WFOE, CQ Penglin, GA Yongpeng, CQ Pengmei and JMC, which amounted to $(46,935,393) and $(19,082,218), respectively.

Direct offering and Private placements

On July 27, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell 2,339,000 ordinary shares at a per share purchase price of $1.50. The gross proceeds to the Company from this offering will be approximately $3.5 million. The Company plans to use the proceeds for working capital. The offering was closed on August 20, 2020.

On December 17, 2020, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell 5,580,000 ordinary shares at a per share purchase price of $0.80. The Company received $4,464,000 in gross proceeds from this offering. The Company plans to use the proceeds for working capital and other general corporate purposes. The Company may also use the proceeds to acquire certain business or assets that the Board of Directors may deem appropriate for the growth of the Company. The offering was closed on May 7, 2021.

On November 22, 2021, the Company entered into a certain securities purchase agreement with certain non-affiliated investors pursuant to which the Company agreed to sell 17,175,412 ordinary shares, par value US$0.01 per share, in a registered direct offering and warrants to purchase up to 17,175,412 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately US$16.5 million. The purchase price for each Share and the corresponding Warrant is US$0.96. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share, which is 105% of the purchase price. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions. The offering was closed on November 24, 2021.

Issuance of ordinary shares for compensation

On July 1, 2020, the Company entered into a three-year employment agreement (the “Employment Agreement”) with Ms. Xia Wang, the CFO of the Company, pursuant to which the Company agreed to issue 200,000 ordinary shares of the Company per annum as Ms. Wang’s compensation during her employment with the Company. The compensation arrangement was subsequently approved by the Compensation Committee of the Company. On September 24, 2020, pursuant to the Employment Agreement, the Company issued the 200,000 ordinary shares to Ms. Wang for her services as CFO for the fiscal year ended June 30, 2021. The shares were valued at $1.35 per share using the closing price on July 1, 2020 with total consideration of $270,000.

Conversion of debenture and debts

During the six months ended December 31, 2020, the Debenture holder converted principal and interest value of $3,200,000 and $89,932, respectively, into a total of 3,084,081 of the Company’s ordinary shares at weighted average conversion price of $1.07.

Stock options

In August 2019, the Company issued a total of 95,000 options to two directors of the Company and vested in four equal installment on a quarterly basis with an exercise price of $5.00 for three years from date of issuance after the Company’s listing on the Nasdaq Stock Market on August 15, 2019. The Company used the Black Scholes model to value the options at the time they were issued, based on the stated exercise prices of $5.0, market price of $4.6, volatility of 118%, risk-free rate of 1.44% and dividend yield of 0%. Because the Company does not have a history of employee stock options, the estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. The Company’s ordinary share did not have a history of trading history to determine its own volatility. As a result, the Company used the volatility of a comparable company with similar size and similar industry as the assumption of its estimated volatility. Total fair value of these options were estimated to be $243,922 and the compensation expenses are to be recognized on a straight-line basis over the total service period of one year. Total compensation expenses for the six months ended December 31, 2021 and 2021 was $21,140 and $30,490, respectively.

The summary of stock option activity is as follows:

			Weighted	Average
			Average	Remaining	Aggregate
	Options	Exercisable	Exercise	Contractual	Intrinsic
	Outstanding	Option	Price	Life	Value
June 30, 2020	95,000	71,250	$5.00	2.12	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
June 30, 2021	95,000	71,250	$5.00	1.12	—
Granted/Acquired	—	—	$—	—	—
Forfeited	—	—	$—	—	—
Exercised	—	—	$—	—	—
December 31, 2021 (Unaudited)	95,000	71,250	$5.00	0.62	—

Warrants

The summary of warrant activity is as follows:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
June 30, 2020	86,732	86,732	$4.89	3.88
Granted/Acquired	—	—	$—	—
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
June 30, 2021	86,732	86,732	$4.89	2.86
Granted/Acquired	17,175,412	17,175,412	$1.01	5.21
Forfeited	—	—	$—	—
Exercised	—	—	$—	—
December 31, 2021 (Unaudited)	17,262,144	17,262,144	$1.03	5.20

Note 15 – Commitments and contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into seven non-cancellable operating lease agreements for two office spaces, two dormitories, one storage and three market spaces for the grocery stores expiring through February 2030. Upon adoption of FASB ASU 2016-02, the Company recognized approximately $1.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 6.09% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expense (including amounts in cost of goods sold) for discontinued operations for the six months ended December 31, 2021 and 2020 was $110,184 and $212,340, respectively. Continuing operations did not incur any operating lease expenses for the six months ended December 31, 2021 and 2020.

The five-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
2022	$398,332
2023	274,347
2024	267,300
2025	81,994
2026	81,025
Thereafter	244,138
Total lease payments	1,347,136
Less: Interest	(179,155)
Present value of lease liabilities	$1,167,981
Less: present value of lease liabilities - discontinued operations	(1,167,981)
Present value of lease liabilities - continuing operations	—

(1)	Current lease commitment table excludes an existing lease entered by CQ Pengmei in August 2017 due to fire safety requirement not being met by the landlord for which the Company has temporarily stopped operation in August 2018. Per the Company’s PRC counsel, it is more than probable that the Company does not require to fulfill the remaining term of such lease contract.

The Company also leased a pig farm from an unrelated third party and subleased the pig farm to an unrelated third party for the same amount of approximately $18,000 (RMB 120,000) annually from May 8, 2020 to May 7, 2025. The Company did not recognized these transactions as there are no income statements effect with the offset of the lease expenses and sublease income and the result of the recognition of ROU and lease liabilities are immaterial to the Company's financial statements.

Guarantees

a)	Related party

As of December 31, 2021, CQ Penglin, the Company’s CEO, her husband and her elder son, and an unrelated third party Chongqing Education Guaranty Co., Ltd. jointly guaranteed approximately $1.2 million (RMB 8,000,000) loan that a related-party borrowed from the bank (see Note 9):

Name of the party being guaranteed	Guaranteed amount	Guarantee expiration date
CQ Mingwen (borrower)	$1,258,673	December 22, 2021

The balance was fully repaid by a third party guarantor in January 2022. The Company did not, however, accrue any liability in connection with such a guarantee because the borrowers have been current in its repayment obligation and the Company has not experienced any losses from providing such guarantee. As of the date of this report, the Company has evaluated the guarantee and has concluded that the likelihood of having to make any payments under the guarantee agreement is remote. If CQ Mingwen is unable to repay the third party guarantor, assets of GA Yongpeng may be liquidated to pay back the loan.

b)	CQ Mingwen, a related party, and three other unrelated third parties

As of December 31, 2021, GA Yongpeng guaranteed approximately aggregated of unpaid loan balance of approximately $0.1 million (RMB 809,220) that four entities, 1) CQ Mingwen, a related party, 2) Chongqing Gangxinyi Trading Co., Ltd., 3) Chongqing Liangxun Trading Co., Ltd., and 4) Chongqing Fu Yong Sheng Food Supermarket Co., Ltd., borrowed from Sichuan Toucu Financial Information Services Co., Ltd. These loan balances are GA Yongpeng’s property and CQ Pengmei’s 100% equity interest. As of December 31, 2021, these loans balance were repaid by the guarantees in full.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, default on guaranteeing third party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of December 31, 2021, the amount of potential losses the Company accrued for are summarized as follows:

Dispute matter	Claim amount
Leases	$50,439

As of December 31, 2021, the amount of potential losses the Company did not accrue for are summarized as follows:

Dispute matter	Claim amount
Guarantees	$274,712

The Company received three complaints related to an approximately $5.2 million (RMB 33,000,000) loan currently in default (See Note 10 – Chongqing Puluosi Small Mortgage Co., Ltd.).

Yong Li filed a lawsuit against Chongqing Fu Yong Sheng Food Supermarket Co., Ltd. (“FYS Supermarket”) and GA Yongpeng in connection with FYS Supermarket’s breach of a supermarket equipment purchase agreement signed on May 7, 2018 by failing to pay off the remaining balance of approximately $0.3 million (RMB 1.7 million). On June 11, 2020, Chongqing Nan’an District People’s Court made a judgement that FYS Supermarket should pay Yong the full remaining balance and the monthly interest rate at 1.5% for the transfer fee and the losses and Yong’s attorney fee approximately $3,100 (RMB 20,000). GA Yongpeng shall bear joint and several liability for the above repayment. FYS Supermarket and GA Yongpeng are also required to pay property guarantee fee approximately $800 (RMB 5,000) and court fee approximately $3,300 (RMB 21,045). As of the date of this report, the Company has evaluated the financial condition of FYS Supermarket and has concluded that the likelihood of having to make any payments is remote. Therefore, the Company did not accrue any contingent liability as of December 31, 2021.

On October 20, 2020, Chongqing Haobangshou Ecommerce Co., Ltd. (“Haobangshou”) filed a lawsuit against CQ Penglin in connection with the $1,573,341 (RMB 10,000,000) loan due on March 24, 2023 and a total of $495,603 (RMB 3,150,000) outstanding payments for goods purchased in July 2020. Haobangshou stated that Haobangshou and CQ Penglin made a verbal deal in July 2020 that CQ Penglin will return the whole balance of $2,068,944 (RMB 13,150,000) within three months but CQ Penglin did not make repayments according to the deal. Therefore, Haobangshou asked CQ Penglin to pay off the full balance of $2,068,944 (RMB 13,150,000) and the interest of the whole balance at the annual interest rate of 12% from August 1, 2020 to the repayment date. Currently, the case is still under review and no verdict was issued as the date of the report.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Xiangtai WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 16 – Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Effective from December 2021, the Company has determined that it has four operating segments for purposes of allocating resources and evaluating financial performance, which consists of: (1) fresh meat business (discontinued), (2) feed raw materials business, (3) grocery stores (discontinued) and (4) cryptocurrency mining. Prior period numbers are broken down for comparative purpose.

The following tables present summary information by segment for the six months ended December 31, 2021 and 2020:

	Feed raw	Cryptocurrency		Fresh	Grocery
	materials	mining	Total	meat	stores	Total
	(continuing	(continuing	(continuing	(discontinued	(discontinued	(discontinued
For the Six Months Ended December 31, 2021	operations)	operations)	operations)	operations)	operations)	operations)
Revenues	$14,789,450	$—	$14,789,450	$2,157,305	$—	$2,157,305
Cost of revenues	14,332,701	—	14,332,701	2,175,249	—	2,175,249
Gross profit	456,749	—	456,749	(17,944)	—	(17,944)
Depreciation and amortization	3,214	—	3,214	226,120	1,703	227,823
Total capital expenditures	$—	$6,999,200	$6,999,200	$3,164	$—	$3,164

	Feed raw	Fresh	Grocery
	materials	meat	stores	Total
	(continuing	(discontinued	(discontinued	(discontinued
For the Six Months Ended December 31, 2020	operations)	operations)	operations)	operations)
Revenues	$62,389,533	$35,932,907	$1,728,036	$37,660,943
Cost of revenues	59,387,919	35,341,081	1,866,799	37,207,880
Gross profit	3,001,614	591,826	(138,763)	453,063
Depreciation and amortization	3,280	252,507		252,507
Total capital expenditures	$—	$—	$—	$—

Total assets as of:

	December 31,	June 30,
	2021	2021
	(Unaudited)
Fresh meat business - discontinued	$8,588,481	$24,580,812
Feed raw materials business	5,754,855	15,633,213
Grocery stores - discontinued	476,205	528,376
Cryptocurrency mining business	6,999,200	-
Holding companies	7,434,411	133,427
Total Assets	$29,253,152	$40,875,828

Note 17 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and June 30, 2021.

PARENT COMPANY BALANCE SHEETS

	December 31, 2021	June 30, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,304,656	$1,943
Prepayments	105,111	130,088
Other receivables	4,396	—
Intercompany receivables	26,164,246	19,163,736
Total current assets	33,578,409	19,295,767

Total assets	$33,578,409	$19,295,767

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Convertible debenture, net	$1,300,000	$1,300,000
Other payable and accrued expenses	88,575	218,045
Other payable - related parties	905,521	720,809
Total current liabilities	2,294,096	2,238,854

OTHER LIABILITIES
Loss in excess of investment in subsidiaries	43,483,200	20,278,567

Total liabilities	45,777,296	22,517,421

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 40,716,642 and 23,971,084 share issued and outstanding as of December 31, 2021 and June 30, 2021, respectively	584,921	407,167
Additional paid-in capital	47,121,594	32,175,798
Deferred share compensation	-	(21,140)
Statutory reserves	1,670,367	1,670,367
Accumulated deficit	(62,325,124)	(38,574,620)
Accumulated other comprehensive income	749,355	1,120,774
Total shareholders' equity	(12,198,887)	(3,221,654)

Total liabilities and shareholders' equity	$33,578,409	$19,295,767

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended December 31,
	2021	2020

OPERATING EXPENSES
General and administrative	$(1,686,507)	$(1,321,994)
Stock compensation expense	(21,140)	(212,198)
Total operating expenses	(1,707,647)	(1,534,192)

LOSS FROM OPERATIONS	(1,707,647)	(1,534,192)

OTHER INCOME (EXPENSE)
Interest expense	(32,767)	(106,609)
Other finance expenses	(628)	(127,774)
Gain on debt settlements	823,749	-
Equity loss of subsidiaries	(22,833,211)	(7,815,864)
Total other expenses, net	(22,042,857)	(8,050,247)

NET LOSS	(23,750,504)	(9,584,439)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(371,419)	1,915,657
COMPREHENSIVE LOSS	$(24,121,923)	$(7,668,782)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,750,504)	$(9,584,439)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Equity loss of subsidiary	22,833,211	7,815,864
Stock compensation expense	21,140	212,198
Amortization of convertible debenture issuance cost and discount	-	124,730
Gain on debt settlement	(823,749)	-
Change in operating assets and liabilities
Other receivables	(4,396)	28,940
Prepayments	24,977	(82,682)
Accrued expenses	(26,528)	203,833
Intercompany	(7,000,510)	(9,254,350)
Net cash used in operating activities	(8,726,359)	(10,535,906)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from other payables - related parties, net	905,520	82,273
Proceeds from issuance of ordinary shares through private placements	15,123,552	8,992,165
Proceeds from convertible debentures, net of issuance costs	-	1,300,000
Net cash provided by financing activities	16,029,072	10,374,438

CHANGES IN CASH AND CASH EQUIVALENTS	7,302,713	(161,468)

CASH AND CASH EQUIVALENTS, beginning of period	1,943	163,639

CASH AND CASH EQUIVALENTS, end of period	$7,304,656	$2,171

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Issuance of ordinary shares for acquisition	$-	$2,658,909
Conversion of convertible debenture into ordinary shares	$-	$857,165

18. SUBSEQUENT EVENT

Securities Purchase Agreement

The Company entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors (the “Purchasers”) pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value $0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $16,130,716 million. The purchase price for each Share and the corresponding Warrant is $0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of $1.008 per share. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants.

Purchase Agreement

On January 6, 2022, SonicHash US entered into a sales and purchase agreement with HashCow LLC (“HashCow”), pursuant to which SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, payable within 5 business days from the date of the agreement. SonicHash US has paid the purchase price and the cryptocurrency mining equipment are expected to be delivered in batches to U.S.

On February 14, 2022, SonicHash US entered into sales and purchase agreements with HashCow LLC (“HashCow”) and AGM TECHNOLOGY LIMITED (“AGM”), pursuant to which SonicHash US purchased 2200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. SonicHash US has paid the purchase price in 5 business days upon signing of the agreement and the cryptocurrency mining equipment are expected to be delivered to U.S. by April 30, 2022.

On March 30, 2022, the Board approved and ratified that the transfer of $6,999,200 to SonicHash Canada on December 15, 2021, $5,995,640 to SonicHash US on January 6, 2022, and $13,281,400 to SonicHash US on February 14, 2022 are for equity investment purposes. The Board approves and authorizes the proposal to transfer $400,000 to SonicHash Canada and $600,000 to SonicHash US as equity investment.

Disposition of WVM Inc. and China Silanchi Holding Limited

On March 31, 2022, China Xiangtai entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, the Company agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”), the wholly-owned subsidiaries of the Company, to the Buyer for a total price of $1,000,000 (the “Disposition”). The Board of Directors approved the transaction contemplated by the Share Purchase Agreement. The Disposition closed on April 27, 2022, and represented the Company completing the disposition of the slaughterhouse and meat processing business and the feed raw materials business and focusing on the bitcoin mining business.

Change of Director and Officer

Mr. Lucas Wang was appointed as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai as a director, Chairwoman of the Board and the Chief Executive Officer effective on April 27, 2022. There are no family relationships between Mr. Wang and any other employees of the Company or members of the Board of Directors.

Name Change

On April 27, 2022, the special shareholder meeting approved to change the Company’s name to Bit Origin Limited. The Company expects to complete the necessary regulatory steps for the name change in mid-May.

Increase of Authorized Share Capital

The Company increased of the share capital of the Company from $1,500,000 consisting of 150,000,000 ordinary shares, par value $0.01 per share, to $3,000,000 consisting of 300,000,000 ordinary shares, par value $0.01 per share on April 27, 2022.

The Company amended and restated the Company’s Memorandum and Articles of Association, as amended, to reflect the name change and the increase of authorized share capital and to change the address of the registered office of the Company.

Hosting Agreement

SonicHash US entered into a hosting agreement with Horizon Mining Ltd (the “Hosting Partner”) on May 1, 2022, pursuant to which SonicHash US will deliver Bitcoin mining equipment to the Hosting Partner’s facilities in the State of Georgia and the Hosting Partner will provide elective power and internet services to maintain the operation of the mining equipment. The Hosting Agreement is for a term of one year from execution and can be extended at any time upon agreement of both parties. If either party has material breach of the Hosting Agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. The service fee is estimated to be $295,082 per month. SonicHash US has agreed to pay a deposit in the amount of $741,585 and such deposit will be returned to SonicHash US within 7 days after all the mining equipment is removed from the facilities.

Retirement of Convertible Debenture

On June 10, 2021, the holder of the Fifth, Sixth and Seventh Convertible Debentures entered into an assignment agreement with certain investor (the “Holder”), pursuant to which the Convertible Debentures were sold, transferred and assigned to the Holder. On April 20, 2022, the Company entered into an amendment agreement with the Holder to amend the “Maturity Date” of each Convertible Debenture to December 31, 2022, to amend the “Conversion Price” to $0.66 per share, and to remove the “Floor Price” of each Convertible Debenture. On April 29, 2022, the Company issued a total of 2,136,280 ordinary shares to the holder of the Fifth, Sixth and Seventh Convertible Debenture upon the conversion of a total of $1,409,945 in principal due and accrued and unpaid interest under the Convertible Debenture. As a result, the Fifth, Sixth and Seventh Convertible Debenture has retired.